VIA EDGAR

January 17, 2013

Mr. Brad Skinner

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Gran Tierra Energy Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

File No. 001-34018

Dear Mr. Skinner:

On behalf of Gran Tierra Energy Inc. (“Gran Tierra” or the “Company”) we are responding to the comment (the “Comment”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 9, 2013, with respect to Gran Tierra’s Form 10-K listed above (the “2011 Form 10-K”). The Comment has, for the Staff’s convenience, been set forth below in this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Proved Undeveloped Reserves, page 18

1. We note your response to comment one which indicates that you converted 3.9 MMBOE of proved undeveloped reserves and added 4.6 MMBOE of PUDs in Colombia. Please quantify the amount of investments to convert the 3.9 MMBOE and tell us how you expect to comply with Item 1203 of Regulation S-K.

Response:

During the year ended December 31, 2011, Gran Tierra incurred capital expenditures of $28.8 million associated with the development of proved undeveloped reserves (“PUDs”) in Colombia. Given that both Costayaco and Moqueta were not mature fields and appraisal and development activities were undertaken throughout 2011 which provided new information about the reservoir size and performance, work performed resulted in reserve additions across all categories, including PUDs.  Specifically, the investments made with respect to PUDs in 2011 both resulted in a movement from PUDs to proved producing reserves and increased PUDs through an increase in the estimated reservoir size.

Gran Tierra expects to satisfy the Item 1203(c) of Regulation S-K disclosure requirement in its Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”), by disclosing the amount of 2012 investments made, including but not limited to capital expenditures, associated with the development of PUDs, the fields to which these expenditures related and the nature of development activity undertaken to convert PUDs to proved developed reserves.

300, 611-10th Avenue SW, Calgary, Alberta, Canada	(403) 265-3221 Fax (403) 265-3242	www.grantierra.com

The Company intends to include disclosure of the following type of information in its 2012 Form 10-K using 2011 related information for example purposes:

“At December 31, 2011, we had total proved undeveloped reserves NAR of 8.2 MMBOE (December 31, 2010 – 4.1 MMBOE), including 4.6 MMBOE in Colombia (December 31, 2010 – 3.9 MMBOE), 3.3 MMBOE in Argentina (December 31, 2010 – 0.2 MMBOE) and 0.3 MMBOE in Brazil (December 30, 2010 – nil). Approximately 38% of proved undeveloped reserves are located in our Puesto Morales field in Argentina. This field was acquired as a result of the Petrolifera acquisition in 2011. Additionally, approximately 37% and 15% of proved undeveloped reserves are in our Moqueta and Costayaco fields in Colombia. None of our proved undeveloped reserves at December 31, 2011, have remained undeveloped for five years or more since initial disclosure as proved reserves and we have adopted a development plan which indicates that the proved undeveloped reserves are scheduled to be drilled within five years of initial disclosure as proved reserves.

Significant changes in proved undeveloped reserves are summarized in the table below:

Oil Equivalent (MMBOE)
Balance, December 31, 2010	4.1
Purchases	3.8
Discoveries and extensions	1.6
Converted to proved	(4.0)
Technical revisions	2.7
Balance, December 31, 2011	8.2

In 2011, we converted 4.0 MMBOE proved undeveloped reserves to proved developed status. Approximately 100% of proved undeveloped reserves conversions occurred in the Costayaco and Moqueta fields in Colombia. In 2011, we made investments, consisting solely of capital expenditures, of $28.8 million in Colombia associated with the development of proved undeveloped reserves. The majority of proved undeveloped conversions occurred as a result of ongoing development activities in the Costayaco and Moqueta fields, including infill drilling and a pressure maintenance project in the Costayaco field and infill drilling and facilities development in the Moqueta field.”

Please do not hesitate to call me at (403) 265-3221, ext. 2223, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Gran Tierra Energy Inc.

By:	/s/ James Rozon
James Rozon
Chief Financial Officer

cc:	Dana Coffield – Chief Executive Officer and President
Nancy H. Wojtas, Esq.

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